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                            Jenkens & Gilchrist, LLP

                            12100 WILSHIRE BOULEVARD
                                   15TH FLOOR
                          LOS ANGELES, CALIFORNIA 90025

                               (310) 820-8800

 Stuart R. Singer           FACSIMILE (310) 820-8859

ssinger@jenkens.com              www.jenkens.com
                                  June 7, 2006


BY FAX AND FIRST-CLASS MAIL
202-772-9367

United States Securities and Exchange Commission
Division of Corporation Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Attention: Gregory S. Belliston, Division of Corporation Finance

         Re:      National Quality Care, Inc.,
                  Form PRE 14A
                  Filed June 1, 2006

Dear Mr. Belliston:

         I am writing on behalf of National Quality Care, Inc. (the "Company") in response to your letter dated June 5, 2006 regarding certain information contained in the preliminary proxy statement filed by the Company with the Commission referenced above. We have restated your comment and provided our response below.


COMMENT
-------

PROPOSAL 3.  INCREASE OF AUTHORIZED SHARES OF COMMON STOCK
----------------------------------------------------------

         Please disclose whether you currently have any plans to issue any of the shares that would be authorized through this proposal. If you do, please describe the plans and state how many shares will be issued pursuant to each such plan. For example, will some of the shares be reserved for issuance upon the exercise of outstanding warrants and options?

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United States Securities and Exchange Commission
June 7, 2006
Page 2


RESPONSE:
---------

         The Company does not have any plans to issue additional shares from the additional amount proposed to be authorized, nor does it have any plans to reserve any additional shares for exercise of warrants or options except as already disclosed in the preliminary proxy statement filed on June 1, 2006. We have expanded the discussion in this proposal to include a more detailed description of the general effects of increasing the number of authorized common stock under Delaware law and under the Company's Certificate of Incorporation. No changes have been made to this or any other proposal that could constitute a fundamental change in the proxy material. A revised and redlined copy of our preliminary proxy statement is enclosed in order to expedite your review.

GENERAL RESPONSE
----------------

If requested, National Quality Care, Inc. hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy in its filings with the Commission;

         o any staff comments or changes to the Company's disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to such filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any governmental person under the federal securities law of the United States.


         Should you have any comments or require additional information, please address the undersigned.

                                                     Very truly yours,

                                                     /s/  Stuart R. Singer
                                                     --------------------------
                                                     Stuart R. Singer

SRS:ces